Exhibit (d)(59)(i)

FORM OF

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of May 1, 2008 between AXA Equitable Life Insurance Company, a New York stock life insurance corporation (“AXA Equitable” or “Manager”) and Wentworth, Hauser and Violich, Inc., a Washington corporation (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of May 1, 2007 (“Agreement”) relating to the MarketPLUS International Core Portfolio of EQ Advisors Trust (“Trust”) as follows:

1. Name Change. The name of the MarketPLUS International Core Portfolio (“Portfolio”) is changed to EQ/International Core PLUS Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolio.

3. Appendix A. Appendix A to the Agreement setting for the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		WENTWORTH, HAUSER AND VIOLICH, INC.

By:		By:
	Steven M. Joenk	Name:
	Senior Vice President	Title:

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Advisory Fee**

EQ/International Core PLUS Portfolio*	0.65% of the Wentworth’s Allocated Portion’s average daily net assets up to and including $100 million; 0.50% of the
Wentworth’s Allocated Portion’s average daily net assets in
excess of $100 million up to and including $250 million; 0.40%
thereafter.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Wentworth Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the results by the number of the days in the year. The daily fee applicable to the Wentworth Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the Wentworth Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the Wentworth Allocated Portion, used in the fee calculation.